June 10, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Larry Spirgel

Re:         Gen2Media Corporation (the “Company”)
Amendment No. 3 to
Registration Statement on Form S-1 (“Form S-1”)
Filed May 23, 2008
File No. 333-147932

Dear Mr. Spirgel:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 3, 2008, addressed to Mary A. Spio, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 4 to Form S-1 (the “Amended Registration Statement”), filed on June 10, 2008, have been referenced.

General

1.
We note your response to our prior comment two. However, given the large percentage of outstanding shares held by non-affiliates that the shares registered for resale represent, the time period the selling shareholders have held their shares, their intent to sell as soon as practicable following effectiveness, and the relationships certain of the selling shareholders have with the company, it still appears that this is an indirect primary offering by the company. Please fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please specify when each of the selling shareholders acquired its shares during the private placement from May 2007 through November 2007. Also explain in more detail your relationship with Vanguard (and related entities) and your three advisors by explaining the nature of the services they have provided and any compensation you have paid them.

Response:  Rule 415(a)(1)(i) provides that securities may be registered for a continuous offering provided that  the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  In the Staff’s Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. 29 (July 1997), the Staff sets forth the conditions under which a secondary offering may be deemed an indirect primary offering in essence.  The Company believes that the points discussed in the Staff’s interpretation support the Company’s position that this registration is not an indirect primary offering based on the following facts and for the reasons set forth herein:

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•	Neither the Company nor a parent or subsidiary of the Company is selling securities in this offering.

The circumstances under which the investors received the securities:

•
The investors acquired the securities from the issuer in a private placement pursuant to a securities purchase agreement. Further, such a transaction was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission thereunder. This private placement constituted the primary offering by the Company.

•
The Company does not believe that the proposed offering is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive.  The Company is filing this registration statement in connection with a financing, and under the circumstances, there is a very small public float as a proportion of the total number of issued and outstanding shares of the public company.  The Staff has expressed that unusual fact patterns such as reverse merger situations, which is very similar to this case, merit special consideration when deciding issues arising under Rule 415.  Such reverse merger situations have been reviewed and approved by the Staff in the case of the following:

•
Solar Thin Films, Inc. – On June 14, 2006, Solar Thin Films registered up to 26,224,500 shares which includes (i) up to 8,562,500 shares issuable upon conversion of convertible notes, (ii) 12,625,000 shares issuable upon the exercise of warrants, and (iii) 5,037,000 shares of common stock then-outstanding subsequent to a reverse merger.  This constituted 42.1% of Solar Thin Films’ outstanding shares.

Consideration should be given to how long the selling shareholders have held the shares

•
The investors made an investment in the Company and they hold the risk of ownership.  They have already held the risk of ownership for their own accounts for approximately 1 year, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter.

Their relationship to the issuer

•	None of the investors are affiliates of the Company.
None of the Investors have any control relationship with the Company through board representation, voting rights or otherwise.  As a result, none of the Investors has any ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and they have no special access to material non-public information concerning the Company.

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Whether the sellers are in the business of underwriting securities

As stated above, the investors made an investment in the Company and they hold the risk of ownership. They have held the risk of ownership for their own account for almost a year now, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter.  As a result, the investors bear the risk that the Company would fail or be unable to register the securities.

Moreover, the sale by the investors of their shares is not analogous to an offering by the Company.  In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering has been deposited into an escrow account and have cleared.  Each investor made a cash investment, and the Company has received the proceeds from the sale of securities to the investors.

The investors have a contractual right to have the Company register the common stock underlying their securities, but the Company received the proceeds from the sale of the securities almost a year ago. The rights under a registration rights agreement cannot be equated with the actual registration of the common stock.  It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

Thus, the selling stockholders should not be deemed to be in the business of underwriting the Company’s securities.

As stated in the Prospectus, the Company has 49,131,987shares of common stock outstanding as of June 1, 2008. Of these shares, 15,838,562shares are held by individuals or entities other than our affiliates, the investors whose shares are being registered under this registration statement, the affiliates of such investors, or any person with whom any such investor has a contractual relationship regarding any of the transactions under which securities were issued to such investors. Hereinafter, this number is referred to as the “Float”.  In the Company’s previous filing, it sought to register 10,875,000 shares of common stock, which consisted of approximately 68% of the shares the Float as of March 15, 2008.  With respect to the facts regarding the Company and the investors, the Company has reduced the number of shares that it intends to register to 33% of the current Float.  As a result, the shares being registered with respect to the Float, are as follows:

Description of Financing	Number of Shares underlying Convertible Securities	Percentage of the Revised Float
Private Placement	5,226,500	33%

Based on the above analysis and facts, the Company respectfully submits that a reasonable person cannot conclude that the investors are acting as a conduit for the Company.  The investors do not hold a significant block of the Company’s voting securities and these investments were made with the clear understanding that the Investor may not be able to dispose of the Company’s securities, even if the Registration Statement is declared effective.  In summary, the Company believes that the cumulative impact of the above discussed items presents ameliorating qualitative circumstances sufficient to mitigate the strict application of quantitative criteria in the determination of whether, under Rule 415, the Registration Statement constitutes a primary or secondary offering of the Company’s common stock.

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With respect to the relationship the Company has with Vanguard Capital and its advisors, Vanguard Capital has acted as a consultant, on all business matters, since inception of the Company. Vanguard has assisted the Company in developing and structuring its capital raise strategy, negotiating its business arrangement, including advice on financial and operational matters, growth strategies and, and has assisted the Company in the process of becoming a publicly traded Company, including introducing the Company to its SEC counsel and SEC auditors, working with those professionals to help facilitate all filings and audits, and in other general business areas. Tom Hansen has assisted the Company in developing a marketing and sales strategy, including introducing the Company to Microsoft, Dubailand resorts, Stanton Technologies and other potential partners. Mr. Hansen has worked on behalf of the Company to procure agreements with Microsoft, Stanton and Dubailand, and has negotiated on behalf of the Company for those arrangements. Mr. Morris is a part owner of a large national newspaper advertising company, and is also a former V.P. of Sears Roebuck. He has introduced the Company to one or more of his contacts in the advertising industry, and has provided general business advice and financial advice to the Company. Mr. Nagel is less involved since he does not live in Orlando, however, he has assisted the Company in financial and business planning, and banking, as that is his background, and will be more involved once the Company becomes public. None of these three parties has been paid any compensation for their services, other than their shares and options referenced herein, with the exception of Vanguard Capital, who received initial consulting fees of $30,000 between May and October 2007, prior to cancelling the cash portion of its consulting contract in October 2007.

Prospectus Summary, page 5

Business, page 5

2.
We note that most of the content on your website will be provided by vendors but you have the capability to produce original content. We also note that you expect to generate advertising revenues due to the subject content. Please clarify to disclose whether you incur any costs related to the content provided by vendors and your obligations to these vendors. It appears to us the your financial statements do not reflect any costs associated with the content provided by vendors. If you do not incur any costs related to the content provided by vendors, disclose why.

Response: The Company pays a monthly subscription fee of $105.44 for the music video content to be delivered to it.  The Company also pays annual licensing fees that will fluctuate depending on the volume of viewers for its products for each licensing agency.  Last year’s fees totaled $1,568.61.  The Company expect these fees will increase dramatically as the company’s activities increase.

The Offering. page 6

3.	Indicate the percentage of your current outstanding shares held by non-affiliates that the shares being registered for resale represent.

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Response: The Company is seeking to register 33% of the shares held by non-affiliates.  Accordingly, and as more fully described in the response to Comment 1 herein, the Company has reduced this number from its original filing.

Management’s Discussion and Analysis or Plan of Operation, page 13

Plan of Operation and Financing Needs, page 13

4.
Please refer to the first sentence of the second paragraph. Clarify to discuss whether your expectation is related to advertising revenues and the delivery of content, platform and technology to your clients and partners. If so, discuss how you expect revenues and profitability to begin in June 2008 from these sources. If not, tell us what other sources you are referring to. Based on your disclosures, it appears that neither revenue nor profits from your Coca Cola agreement and pending agreements are reasonably assured. In this regard, disclose the nature of these agreements and risk inherent in those agreements.

Response: The Company has revised this section to specify that certain of these revenue sources such as Coca-Cola and The 240 Club are not contingent, but the contracts are binding, the services have been provided, and payment has been made or is due. The company has better described these revenue sources to clarify which sources are guaranteed and which are more contingent in nature, such as Microsoft, Stanton and others. In the case of Coca-Cola, the entire contract will be concluded by June 11, 2008, and the entire payment of $180,000 will be due and payable.

Liquidity and Capital Resources. page 14

5.
We note that you began to generate revenues in March 2008 as “clients began to utilize and pay for product and services.” Please be specific about the nature of these clients and the products and services they paid for to date. From your Results of Operations disclosure on page 13, it appears that your revenues through March 31, 2008 were derived from hank interest and the development of a website.

Response: The Company has revised these sections to provide for a more specific description of the revenues received to date, those that are guaranteed, and those that are contingent, and the risks inherent in the contingent or pending agreements.

The company has further  revised the Results of Operations to better describe this revenue source. It is not just the development of a website but a multi-month contract with a customer to provide website development, production of a corporate video, and delivery of the player and the content, via their website to current and potential customers.

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6.
Given that current liabilities significantly exceeded current assets as of March 31, 2008, it appears that your ability to derive $180,000 from the Coca-Cola contract in May and June is especially material to your short-term liquidity position. Please provide additional detail about the nature of this contract so that investors can assess any potential material variability in the timing and amount of expected payments to the company. Also disclose any costs associated with this contract, such as commissions or production costs.

Response:  The Company has revised page 13 to specifically describe this agreement, and state that this is not a contingent revenue source, but a binding agreement, with payment now due.

7.
We note your response to prior comment 37, and your statement that “the Company’s management believes it now has the ample cash available to meet its operating needs, and anticipates being profitable~ and cash flows positive in June 2008, and anticipates that additional revenue generating contracts will be in place at that time that will make the Company profitable on a ongoing basis thereafter.” Based on your discussion on page 13, it is unclear to us how you plan to meet your expectations in this statement. Please revise to discuss in greater detail how you plan meet your expectations.

Response: The Company has revised page 13 to discuss how its short-term needs will be met with its contracts with The 240 Club and Coca-Cola, as well as other smaller productions jobs that come about from time to time, and how its longer term, sustained revenues will come from the revenue share agreements already in place with Emmis Communications, and pending with Microsoft, Stanton and others.

8.
Clarify whether your belief in ample liquidity assumes any additional financing as you indicate you will need in risk factors on pages seven and eight and indicate you will need in order to acquire additional content from vendors on page 17. If you are relying on additional financing, disclose the status of your efforts to date to raise additional funds.

Response: The Company has revised the risk factors to indicate that it has not undertaken any financing efforts during the pendency of this registration, and it has revised page 17 as well to indicate the same, and to clarify its future plans in this regard.

Business, page 17

Our Products, page 17

9.	When you identify your five products, please clarify that you have yet to generate significant revenues from any of these products.

Response: The Company has revised page 17 to describe which of its products have been implemented and are generating revenue to date, and which ones have not yet been implemented, and the source of its revenue and contracts to date by product.

10.
We note that you produce “much of [your] content in house.” Although we note you plans to develop content for Coca-Cola and your capability to film and product concerts, please clarify how much of your current content o. over 15,000 music videos, television shows, movies, sports, events, concerts and exclusives has been produced in house.

Response: The company has revised that section to clarify that almost 100% of the content on its site to date is licensed, as it was its plan to launch the site first in order to demonstrate to potential customers what its technology does and then use that site to market to its corporate customers a partnership that involves its technology, licensed content, and in-house production capability in a single contract bundle.

11.	Please explain what you mean when you disclose that you are in the “provisional” stage of acquiring patents on your technology and techniques.

Response: The Company has revised its disclosure to explain the state of its patent applications and the “provisional” stage with respect to its acquisitions of patents on its technology and techniques

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Certain Relationships and Related Transactions, page 21

12.
We note your response to our prior comment 27 but are unable to locate the revised disclosure. Please disclose all related persons (as such term is defined in Regulation S-K Item 404) who purchased stock in your 2007 private placement and the amounts that each purchased.

Response: Please see the disclosures on page 26 as part of the table related to selling shareholders.  Also disclosures on page 22.

Security Ownership of Certain Beneficial Owners and Managements page 23

13.
We note that you have removed Mr. Hansen and Mr. Morris from your beneficial ownership table. However, based on the amounts purchased in the private placement and registered for resale and the additional 2,000,000 options granted to each of these advisors, it appears that each still beneficially owns greater than five percent of your outstanding common stock. Please explain why you have removed Mr. Hansen and Mr. Morris from the ownership table and confirm that you are including all options exercisable within 60 days in your calculation.

Response:  Please note that the Company did not remove Mr. Hansen and Mr. Morris from the beneficial ownership table.  Please see page 25.

Description of Securities, page 24

14.	Please include a subsequent events footnote disclosing the share transactions and consideration received subsequent to the March 31, 2008 balance sheet date.

Response: The Company procured a 12% interest only bridge loan (the “Loan”) from three individuals, including related parties, in April 2008, for an aggregate amount of $75,000.  The Loan is secured by all the assets of the Company and its subsidiary, and personally guaranteed by the three officers of the Company.  The loan is due on April 1, 2009, and it may be prepaid at any time without penalty.  There have been no share transactions or consideration received subsequent to the March 31, 2008 balance sheet data.

Consolidated Financial Statements, page F-1

5. Commitments, page F-12

15.
We note your response to prior comment 38. Please revise the caption related to the issuance of 2,000,000 shares on page F-6 and disclosure on page F-25 to refer to “professional services” in lieu of consulting services.

Response: Please note that the caption on F-6 and F-25 has been changed to “professional services”

Schedule of Operating Expenses (Unaudited), page F-20

16.
Please refer to your response to prior comment 41. Please disclose the nature of other business, equipment, promotional and administrative expenses that you incurred from inception to June 30, 2007. It remains unclear to us why other business, equipment, promotional and administrative expenses that you incurred from inception to March 31, 2008 could not he included in the existing operating expense line items, Please revise or advise.

Response: Approximately $155,000 of the $160,427 in other operating expenses since inception relates to research and development expenses necessary to develop the company’s technology and related website that were not capitalized.

It was determined that this amount of expense should not be capitalized as part of the website cost.

The company has updated the schedule of operating expenses to re-title $155,000 of other operating expenses as research and development expense.  This leaves $5,427 in other operating expenses since inception.

8. Non-Cash Compensation Related to Stock, page F-25

17.
Please refer to our prior comment 44. As required under A240(e)(2) of SPAS 123(R), please include a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value of the stock options. Additionally, please disclose the method used to estimate expected volatility. For further guidance, you may also refer to SAB.T.14.D(1) and (2). Also, tell us the amount of the unrecognized non-employees compensation cost and why is it appropriate to recognize the compensation cost over the vesting period.

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Response: A valuation calculation was performed using the Black-Scholes method for grants to each separate group receiving options. The separate groups consisted of three employees, three members of the Advisory Board and one consultant.

The valuation model for the three employee’s options took into consideration the fact that the options were granted as part of each individuals five year employment agreement. While continued employment is not a condition to ownership or exercise of the options, these individuals are the principal founders of the Company and the five-year employment agreements are a significant indication of their intent to commit substantially all of their efforts to the success of the Company over the five year option agreement term. Additionally, any exercise of “in-the-money” options would require the employee to pay the strike price at exercise as well as make the estimate tax payments on any gains recognized from the exercise without recognize the proceeds from any sales of the underlying stock. As a result of these factors, the valuation model assumes the employees will exercise their options at or near the latest time allowable under the five year option agreements.

The valuation model for the Advisory Board’s options assumes that the Advisory Board members are committed to and are invested in the long term success of the organization and would not sell any of its interests in the Company in fewer than the three year option agreement term. Additionally, the Advisory Board members would also be subject to the exercise and tax cash payments discussed above. As a result, the valuation model for the Advisory Board members also assumes an expected exercise at or near the end of the three year contractual term.

The valuation model for the consultant took into consideration factors similar to those of the Advisory Board. While the consultant vests in his options immediately and is not an employee or Advisory Board member of the Company, it is expected that the market value of the stock will exceed the strike price and continue to increase at a rate comparable to or in excess of similar market investments. Additionally, the consultant would be subject to the same cash requirements as the employees and Advisory Board members above and would likely delay the exercise as long as possible up to the end of his three year contractual term. Therefore, the valuation model for the consultant assumed an expected exercise date near the end of the three year contractual term.

As it relates to assumptions regarding post-vesting employment termination behavior, it was assumed that the employees and the Advisory Board would retain their positions for the full term of each option period. The employees are founders of the Company and are under five-year employment agreements coincident with the option periods while the Advisory Board members’ option agreements require that they be available for two of the three years of their option agreement periods. Considering their contractual commitment to the Company, the Company expects the Advisory Board members to continue to be involved and play a significant role in the growth and development of the Company for at least one year beyond their contractual requirement. Therefore, the option valuation models for the employees and Advisory Board members assumed that there would be no terminations prior to the expiration of each respective option contract term. The consultant is not an employee nor is he expected to have a long-term relationship with the company. This is evidenced by the fact that his shares were vested immediately upon issuance. Therefore, there was no consideration given to termination behavior for any of the recipients of the options during the term of their respective agreements

Volatility Assumptions

As is the case with many start-up companies, there are no “perfectly comparable” publicly traded companies to compare our subject company with.  Therefore, we reviewed numerous individual stocks in the “Internet Information Providers” industry as well as the overall statistics for the industry.

Obviously stocks in the high-tech / internet fields have experienced significant volatility over the past several years.  Our review of numerous companies and the industry indicated a range of price volatility of between 25% and 129%.  The overall volatility for the entire market over the prior 12 months was approximately 47%.  Therefore, based on a review of the marketplace, with a particular focus on internet related companies, we chose 75% as the appropriate price volatility for the option calculations.

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The Company has not recorded any non-employee compensation costs related to the option grants. The unrecognized compensation costs at December 31, 2007 and March 31, 2008 relate to the unrecognized costs of the three employees options discussed above being amortized over their respective fiver year employment contracts. The only unrecognized non-employee costs relate to the options issued to the Advisory Board Members. As outlined in the Advisory and Stock Option agreements, each Advisory Board member is required to provide advisory services to the Company for a period of twenty-four months. The total unrecognized costs assigned to the Advisory Board options were approximately $309,000 and $266,000 at December 31, 2007 and March 31, 2008, respectively.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Jonathan R. Shechter
Jonathan R. Shechter, Esq.

cc:  Mr. Ian McDaniel,
Chief Executive Officer

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